HUNTINGTON STRATEGY SHARES

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

June 1, 2012

Via EDGAR

Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Huntington Strategy Shares (File Nos. 333-170750; 811-22497)

Dear Ms. Cole:

On November 22, 2010, Huntington Strategy Shares (the “Registrant”) filed a Registration Statement on Form N-1A. On April 11, 2011 and April 6, 2012, respectively, the Registrant filed Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2 to such Registration Statement. The Registration Statement relates to an offering of shares of beneficial interest in the following two series of the Registrant: Huntington US Equity Rotation Strategy ETF and Huntington EcoLogical Strategy ETF (each an “ETF”).

Today, the Registrant is separately filing Pre-Effective Amendment No. 3 to that Registration Statement to update certain disclosure and provide additional exhibits.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the Trust’s principal underwriter, SEI Investments Distribution Co., hereby respectfully request that the effective date of the Trust’s Registration Statement be accelerated so that it will be effective on June 11, 2012, or as soon as practicable thereafter. It is anticipated that the U.S. Securities and Exchange Commission will issue an order on or about such date to the NYSE Arca, Inc. approving that exchange’s proposed rule change under Section 19(b)(1) of the Securities Exchange Act of 1934, as amended, and Rule 19b-4 thereunder to list and trade shares of each ETF under NYSE Arca Equities Rule 8.600.

Please call Leslie K. Klenk at (207) 228-7295 or Scot E. Draeger at (207) 228-7336 of Bernstein Shur, outside counsel to the Registrant, if you wish to discuss this correspondence further.

Sincerely yours,

Huntington Strategy Shares

/s/  R. Jeffrey Young

By: R. Jeffrey Young

Title: Chief Executive Officer

SEI Investments Distribution Co.

/s/  John Munch

By: John Munch

Title: General Counsel and Secretary